EXHIBIT 99.1

For Immediate Release	Date: August 1, 2017
17-34-TR

Update Regarding Waneta Dam Sale

Vancouver, B.C. – Teck Resources Limited (“Teck”), (TSX: TECK.A and TECK.B, NYSE: TECK) today announced that BC Hydro has exercised its right of first offer to purchase Teck’s two-thirds interest in the Waneta Dam in British Columbia, Canada, for $1.2 billion cash.

There are no material changes to the commercial terms of the previously announced Waneta purchase agreement between Fortis Inc. ("Fortis"), and Teck. Under the agreement, Teck Metals Ltd. (“Teck Metals”) will be granted a 20-year lease to use the two-thirds interest in Waneta to produce power for its industrial operations in Trail. Annual payments will begin at approximately $75 million per year and escalate at 2% per annum, equivalent to an initial power price of $40/MWh based on 1,880 GWh of energy per annum. Teck Metals will have an option to extend the lease for a further 10 years at comparable rates.

Under the Waneta purchase agreement with Fortis, Teck expects to pay Fortis a break fee of approximately $28 million.

Teck expects to realize a net book gain of approximately $800 million on closing. No cash tax will be payable on the proceeds.

Closing of the transaction is subject to customary conditions, including receipt of regulatory approvals and certain consents, and is not expected before the first quarter of 2018.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the expected closing and timing of closing of the proposed transaction. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, whether or not the closing conditions are met within a timely manner or at all.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com